[redacted]

14048402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-68641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chopper Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd, Suite 2201A
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Scarpiniti (312) 628-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Scarpiniti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chopper Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ESALA SUMANADASA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 09/27/16

Notary Public

Frank Scarpiniti

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chopper Securities, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member
Chopper Securities, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Chopper Securities, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chopper Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 26, 2014

Chopper Securities, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	132,999
Receivable from clearing broker		7,390,681
Financial instruments owned, at fair value, pledged		2,202,112
Accounts receivable		37,178
Other assets		20,833
Total assets	$	9,783,803
Liabilities and Member's Equity		
Liabilities		
Financial instruments, sold, not yet purchased, at fair value	$	888,948
Payable to brokers		513,945
Due to Member		275,256
Accounts payable and accrued expenses		113,632
Total liabilities		1,791,781
Member's equity		7,992,022
Total liabilities and member's equity	$	9,783,803

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Chopper Securities, LLC (the Company) was organized under the Limited Liability Company Act of Delaware on April 22, 2010. The Company is a wholly owned subsidiary of Chopper Trading, LLC (the Parent). The primary business of the Company is to trade exchange traded funds, equity securities, options on equities, and futures contracts as principal. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and commenced broker-dealer operations on November 1, 2010.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Significant accounting policies are as follows:

The Company follows the Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standard Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are recorded at fair value with the resulting realized gains and losses and change in unrealized gains and losses from the prior period reflected in trading revenues, net on the statement of income. Brokerage commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected separately in the statement of income.

The Company follows FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose on a combined basis the gains and losses related to all derivative and non-derivative (or cash) instruments classified as trading instruments disaggregated by the type of underlying risk. Trading instruments include exchange traded funds, equity securities, options on equities, and futures contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are aggregated by type of underlying risk on the statement of income.

Interest income and expense is recognized on the accrual basis. Dividend income and payments in lieu of dividends from equity securities sold, not yet purchased are recorded on the ex-dividend date.

Receivable from and payable to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivable from/payable to clearing broker in the statement of financial condition, netted by clearing broker.

The Company may obtain short-term financing from its clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a disregarded entity and as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

The FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2013. The Parent and Company are generally not subject to examination by United States federal or state taxing authorities for tax years before 2010.

Recently issued and adopted accounting pronouncement: In January 2013, the FASB issued Accounting Standards Update (ASU) 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* ASU 2013-01 clarified that the scope of Update 2011-11 applies to certain derivatives accounted for in accordance with ASC 815 that are either offset or subject to master netting arrangements. These amendments are effective for annual and interim periods beginning on or after January 1, 2013 and were adopted by the Company. Since this pronouncement is disclosure related, the adoption did not have a material impact on the financial statements.

Note 2. Receivable from and Payable to Brokers

Receivable from clearing brokers at December 31, 2013 consist of:

Cash	$	7,390,681

Payable to brokers at December 31, 2013 consist of:

Stock fees payable	$	456,666
Debit and short stock interest accrued		43,739
Execution fees accrued		13,540
	$	513,945

Financial instruments owned held at the Company's clearing broker collateralize securities sold, not yet purchased and amounts due to the clearing broker, if any, and may serve to satisfy regulatory capital or margin requirements.

The Company maintains credit agreements to facilitate the financing of its trading in securities contracts and to facilitate the financing of its risk-based haircut. At December 31, 2013, the Company has a combined $250,000,000 in credit facilities pursuant to credit line agreements, with interest at Fed Funds plus 100 basis points. The Company pledges its financial instruments owned to collateralize its securities and risk-based haircut financing. Pledged securities that can be sold by the secured party are identified in the statement of financial condition. During the utilization of the lines, the Company must keep a combined minimum net liquidation balance, as defined, of no less than $5,000,000 and maintain a solvency ratio, as defined in the clearing agreement, of at least 4 percent on a continuous basis. As of December 31, 2013, there were no outstanding borrowings on these facilities.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the financial instrument.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Equity securities, exchange traded funds, options on equities and futures that trade in active markets are valued using quoted market prices, broker or dealer quotations and are classified as Level 1.

Note 3. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1
Assets	
Financial instruments owned:	
Equity securities	$ 2,006,817
Options on equities	195,295
Total assets	$ 2,202,112
Liabilities	
Financial instruments sold, not yet purchased:	
Equity securities	$ 777,912
Options on equities	111,036
Total liabilities	$ 888,948

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfer between the levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2 and 3 during the year.

In addition, substantially all of the Company's other assets and liabilities, are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

As of December 31, 2013, the Company had no assets or liabilities classified as Level 2 or Level 3.

Note 4. Derivative Financial Instruments

The Company's derivative activities include the trading of exchange traded funds, equity securities, options on equities, and futures contracts. The Company employs arbitrage trading strategies between exchange traded funds, equity securities, options on equities, and futures. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk. Accordingly, the Company's trading seeks to minimize risk by being neutral as to value-at-risk, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. The Company has considered the counterparty credit risk related to all of its derivative instruments and does not deem any counterparty credit risk material at this time. Note 7 further describes the risks associated with trading derivative contracts.

Note 4. Derivative Financial Instruments (Continued)

As of December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Financial instruments owned:				
Options on equities	Equity Price	$ 195,295	$ -	$ 195,295
Financial instruments sold, not yet purchased:				
Options on equities	Equity Price	-	(111,036)	(111,036)
				$ 84,259

Note 5. Related-Party Transactions

The Company has entered into a services agreement with the Parent and compensates the Parent for use of computer equipment trading platforms and IT related services based on trading activities, payroll, rent and other administrative expenses. At December 31, 2013, the Company had a net payable to the Parent of $275,256 for these services.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 7. Derivatives Activities and Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and other financial instruments with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

The Company has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which, at December 31, 2013, may exceed the amount recorded in the statement of financial condition.

Note 7. Derivatives Activities and Off-Balance-Sheet Risk (Continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options on equities, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: Pursuant to agreement, all of the Company's transactions are cleared by the Company's clearing broker. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. At December 31, 2013, the Company had net capital and net capital requirements of $7,098,602 and $250,000, respectively. The net capital rules may effectively restrict the withdrawal of member's equity.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and has determined that there are none.